                                                                         P 245 e

August 7, 2001

Half year press conference in London




BASF: WEATHERING THE STORM

o        ALL SEGMENTS POST POSITIVE EARNINGS

o        PRODUCT PRICES AND MARGINS UNDER PRESSURE

o        HIGHER EARNINGS IN OIL & GAS

o        EARNINGS IN 2001 EXPECTED TO BE BELOW PREVIOUS YEAR'S LEVEL



Dr. Jurgen F. Strube
Chairman of the Board of Executive Directors,
BASF Aktiengesellschaft, Ludwigshafen

Page 2                                                                    P 245e

Ladies and gentlemen,

We faced an increasingly strong headwind in 2001. Nevertheless, our results this year also show that in the past 10 years BASF has become better at weathering the storms. Despite a quarter with deteriorating market conditions which has been difficult both for us and our competitors, all of our segments posted positive earnings before special items.

At the same time, however, growth is slowing in Europe and Asia, and the situation in the United States remains difficult. At the start of the year, 3 percent growth was predicted for Europe. The forecasts now indicate growth of less than 2 percent. Although economic experts are confidently forecasting a sustainable upturn, none of them can say exactly when it will begin.

At present, we see few positive impulses from demand. Neither the manufacturing industry nor private consumption is providing additional economic stimulation. Significant increases in energy prices have had a serious impact. We are becoming increasingly concerned about the effects of lay-offs by companies around the world on consumer confidence and spending.

We are addressing these challenges to our businesses. Although on the basis of our business outlook in April, we had been expecting an increase in earnings in the course of the year, we had to correct our forecast for the second quarter at the end of June. We announced measures through which we want to achieve our ambitious financial goal of increasing our income from operations on the basis of ongoing business before special items by an average of 10 percent per year in 2000 through 2002.

From the basis of present conditions, achieving this financial goal will require not only extraordinary efforts, but also a significant economic upturn in the majority of OECD countries by no later than the turn of year. However, we are ready to face the challenges ahead.

Our goal is sustainable success and we know how to achieve it. We will grow faster than the market, and by following our long-term strategy, we will be more profitable than most of our competitors.

Page 3                                                                    P 245e


BUSINESS SITUATION SECOND QUARTER: ALL SEGMENTS IN THE BLACK

In the past 12 months, we have had many portfolio changes including the expansion of our agricultural products and vitamins businesses, the sale of our pharmaceuticals business, as well as the transfer of our polyolefins and textile dye activities to joint ventures. We have prepared ourselves for more difficult times. For a meaningful comparison of our business development, we need to look at "ongoing business before special items."

This is where our progress becomes apparent and shows that we are in a relatively good position. Sales from ongoing business in the second quarter increased 7 percent over the same period in 2000. Second-quarter income from operations on the basis of ongoing business before special items was E 746 million. While this is a decline of 23 percent compared with the first quarter and 15 percent compared with the relatively good second quarter of 2000, it nevertheless shows our earnings power in a weak economic environment.

Our net income of E 11 million in the second quarter does not accurately reflect the strength of our business. This is because, in contrast to 2000, our income was negatively affected by substantial special items of almost E 450 million. These were related mainly to current and future site and plant closures as well as accelerated restructuring. In particular, E 126 million are associated with the site in Birkenhead, United Kingdom, which will not be rebuilt following a fire. Also included in the special items are additional provisions of more than E 200 million for restructuring measures which are not yet allocated to segments. Taking these factors into account, earnings after taxes before special items fell 31 percent from E 0.64 per share to E 0.44 per share in the second quarter of 2001.

RAW MATERIALS

Our chemical businesses, and in particular products that are lower down the value-adding chains, are especially hard hit by the current developments. Contrary to previous estimates that the year's average price for Brent crude oil would be around $25 per barrel, we were confronted with prices that were up to $5 per barrel higher in the first half of the year. As a result, the prices of naphtha and other important raw materials were very high.

Page 4                                                                    P 245e

We are currently faced with unusually volatile naphtha prices. Pressure on our margins will therefore continue because it is very difficult for us to increase the prices of our products while the market is expecting the prices of raw materials to fall. This situation predominated in the first six months, even though the decrease in raw material prices failed to materialize in that period.

Furthermore, it is harder to pass on increased costs in the form of higher prices in a period of slower economic growth.

SEGMENTS

The strategic importance of our oil and gas business is once again apparent. Results in the Oil & Gas segment have climbed significantly compared with 2000 in terms of both volumes and prices. Our oil exploration and production activities and our natural gas marketing joint venture WINGAS continue to contribute substantially to earnings.

Compared with the same period in 2000, second-quarter income from operations before special items increased 53 percent to E 378 million. However, as a result of the significant increase in earnings, the level of non-deductible oil-production taxes rose to E 157 million.

We also expect a significant contribution to earnings from this segment in the second half of the year. As a result of continuing high oil prices, our oil and gas business will continue to substantially balance our earnings.

In our Chemicals segment, sales rose almost 3 percent compared with the second quarter of 2000. We saw growth in the area of intermediates and inorganic specialties. However, lower demand for cracker products and plasticizers in Europe led to increased pressure on prices and plants running at reduced operating rates. Income from operations before special items fell 38 percent to over E 120 million.

We expect unusually volatile prices for petrochemicals and raw materials to continue in the short term.

After an excellent second quarter in 2000, the Plastics & Fibers segment was the only segment in which sales declined. Sales from ongoing business in the second

Page 5                                                                    P 245e

quarter were over 5 percent lower than in 2000 due to lower demand in styrenics and fibers.

On the basis of ongoing business, second-quarter income from operations before special items was E 65 million and did not reach the previous year's level.

Sales from ongoing business in our Colorants & Finishing Products segment in the second quarter grew by almost 4 percent compared with the same period of 2000. The slower economic growth in North America and stagnating demand in Europe had a negative impact on earnings.

As a result, second-quarter earnings from ongoing business before special items in this segment decreased 22 percent to E 125 million.

In the Agricultural Products & Nutrition segment, the Agricultural Products division started the new year successfully. The division posted a solid performance despite bad weather and the resulting shorter season in our important markets of North America and Europe.

Second-quarter sales totaled just over E 1 billion, more than 40 percent higher than in the same period last year. Income from operations before special items increased 17 percent to E 133 million.

The process of integrating the business we acquired last year is running smoothly and according to schedule. In the second half of the year, we expect the market to remain difficult and anticipate additional fixed costs as a result of the strength of the U.S. dollar. Peter Oakley will provide further details of our agricultural products business later.

Our Fine Chemicals business is improving. A 17 percent increase in sales to over E 490 million stemmed from growth in the cyclically resilient areas of animal nutrition, cosmetics raw materials and pharmaceutical ingredients. Income from operations before special items of E 34 million was significantly higher than in the second quarter of 2000, and we are confident that this increase in earnings is a step in the right direction.

Page 6                                                                    P 245e



ADDING VALUE THROUGH GROWTH AND INNOVATION

In a situation like the present, it is important that we remain on course. Our goal is to add value through growth and innovation. We have seven spheres of activities in which we strive to gain a competitive advantage.

They are:

o    customer and partner relationship management,

o    cost leadership through our Verbund philosophy and competitive sites,

o    regionally balanced growth,

o    portfolio management,

o    fully exploiting our capacity for innovation,

o    fostering entrepreneurship within the company, and

o    implementing Sustainable Development as a business maxim.

To achieve our goal, we have implemented a series of coordinated programs and initiatives. Some have already been completed, others are underway or are in the planning stage. The current economic situation demands that we begin some of these activities earlier than originally planned and implement them more rapidly. As a result of these measures, we want to achieve annual cost advantages of E 400 million from streamlining our organization globally. We expect to save an additional E 160 million by the end of 2002 by further optimizing our global procurement of technical goods and services. Site and plant closures will lead to cost savings of E 190 million in 2002. In addition, we will reduce capital expenditures in 2002 by E 400 million in line with the changed expectations for the market.

In addition to the measures and closures already announced, we intend to reduce our global workforce by a further 1,200 in the coming 18 months. The number of job reductions will therefore total 4,000.

Competitive sites

Our goal is to achieve competitive sites that have the highest possible efficiency. We are therefore increasing production at our Verbund sites. For example, we are transferring the production of dispersions from Arnhem, the Netherlands, to

Page 7                                                                    P 245e


Ludwigshafen. Verbund sites will continue to benefit from the optimization of our production structures.

The steam cracker that we are currently building in Port Arthur, Texas, will become the backbone of the existing Verbund sites in Freeport and Geismar, linking them even more closely with one another. The upstream integration in our own petrochemical feedstocks will give us a cost advantage. This will strengthen our Verbund structure in North America in time for the expected upturn.

We will rapidly implement our program of site and plant optimization. The most important of the closures announced in Europe involve the oxo alcohols and neopentylglycol plants in Tarragona, Spain, and a superabsorbents plant in Birkenhead, United Kingdom.

In view of the weak economic situation in North America, we have taken a number of steps to adapt our operations in this region. We have announced the closure of our oldest acrylic acid plant as well as a plant for paper process chemicals in Freeport, Texas. We have also announced the closure of our vitamin manufacturing facility in Wyandotte, Michigan, and a vitamin premix plant in Whitestone, South Carolina. The Agricultural Research Center in Princeton, New Jersey, is scheduled to close in 2002.

In addition, we have reevaluated our industrial fibers business. In this regard, we have completed the sale of our carbon-coated fiber business to Shakespeare Company and announced the closure of the production facility for antistatic conductive fibers. Both of these manufacturing plants are located in Enka, North Carolina.

In North America, we have pressed on with our efforts to continually improve our processes. We expect to meet our target of achieving a 7 percent increase in productivity in 2001 and 2002. As our new plants come on stream this year and next, we believe we will be well positioned in North America to take advantage of the upswing in the economy.

Between 1996 and 2001, we invested almost E 17 billion, or around E 2.8 billion per year, thereby exceeding cumulative depreciation by more than E 4.5 billion. Beginning in 2002, we plan to reduce our capital expenditures to around the level of

Page 8                                                                    P 245e

depreciation -- in other words to somewhat more than E 2 billion per year. Our investments in recent years enable us to continue to grow faster than the market.

We will continue to assign about half of our capital expenditures to Europe. Following a phase of strong investments in North America, emphasis will increasingly shift to Asia, with about one-quarter of our capital expenditures in the medium term.

PORTFOLIO MANAGEMENT

In the early 1990s, cyclical impact on earnings resulted in a severe reduction in profits. Since then, however, BASF has restructured itself according to its clear strategy: During the 1990s, we have divested businesses that would correspond to about one-quarter of our current sales. In turn, we have acquired new, future-oriented businesses with about the same amount of sales and have placed certain businesses such as textile dyes and polyolefins in joint ventures where we and our partners see better perspectives for sustainable growth and profitability.

Our portfolio measures are bearing fruit. Even in the current difficult situation, all of our segments are in the black. Our earnings show that our portfolio has become more resilient to economic cycles.

STRATEGIC ROLE OF OIL AND GAS

Our oil and gas business, conducted through our subsidiary Wintershall, acts as a counterbalance to high raw materials prices. With a contribution of 44 percent to BASF's earnings before special items, the segment lives up to this role in difficult times.

In the areas of exploration and production of crude oil and natural gas, we focus on extending business in strategic areas. We increased oil and gas production by more than 20 percent compared with the second quarter of 2000. To increase growth further, we are concentrating more strongly on our own exploration activities to find and develop oil and gas fields. We acquired new exploration concessions in the last quarter, in particular in Argentina and off the coast of Brazil.

Page 9                                                                    P 245e




Our natural gas trading also continues to be a story of growth. In the first six months of 2001, we again increased the sales volumes of our joint ventures with Gazprom. The sales volume of WINGAS in Germany rose compared with the first half of 2000, and our share of the market is expected to reach 11 percent this year.

FIT FOR THE FUTURE

We are intensifying the development of our organization as part of the Fit for the Future project. Thirty-eight regional and 10 global business units started operations on July 1.

Our most important goal is to respond better and faster to customers' needs worldwide. By increasing customer focus, strengthening our market presence and fostering entrepreneurship within the company, we want to make decisions faster, more efficiently and more effectively. We have considerably simplified our structures and delegated responsibility for day-to-day operations to the business units in the major economic regions of Europe, North America, South America and Asia.

The heads of our business units have assumed their new responsibilities with great enthusiasm. They have started to develop their operational organizations in detail together with the local management in the various countries. I am confident that our team will open up new business opportunities and rapidly exploit synergies.

During the next two years, we expect the streamlining of our organization to generate cost advantages of around E 400 million per year. Let me name a few ways in which we will achieve these cost advantages:

-- Integrating all business processes in production, marketing and sales under the responsibility of the business units.

--   Developing regional rather than national structures.

-- Increasing focus on our key customers and branches. We will present one face to the customer and increase our efficiency in serving markets.

-- Tailoring both internal and external services more closely to the needs of the business units to increase efficiency.

-- Implementing continuous benchmarking to ensure ongoing efforts to improve competitiveness.

Page 10                                                                   P 245e

As a result, our customers will benefit from closer cooperation and receive better service. In this way, we will improve customer relationships and better exploit new business opportunities.

OUTLOOK

Ladies and gentlemen,

We see the challenges ahead and are prepared to master them. Especially in times like these, we seize opportunities for value-added growth. And of course, now is the time for more vigorous cost management.

At the same time, however, we know that innovations are the basis for our future success. We will therefore continue to invest significant amounts in research and development.

In addition, we are planning a reduced, but still high level of capital expenditures, particularly at our Verbund sites.

This year, we intend to buy back shares for E 1.3 billion with the primary aim of reducing our equity ratio and costs of capital. We will also continue our share buy-back program in 2002.

Under the current conditions of volatility we have to accept that the good full-year results we achieved in 2000 will not be reached this year.

We expect the economy to recover in the coming year, and this will probably be preceded by a few months by growth in demand for chemicals.

We want to continue to develop competitive advantages in our seven spheres of activities so that we can maintain our leading position among international competitors. Vision, substance, courage, ability, innovativeness, team spirit and stamina are needed for this - seven qualities with which BASF has attained its present strength and can confidently look to the future.

I am proud of what we have achieved in the past years. However, we are not content to rest on our laurels. We expect the second half of the year to bring even more difficult economic conditions and we are working even harder to meet the forthcoming challenges. As I said before, achieving our ambitious financial goal for

Page 11                                                                   P 245e

2000 through 2002 will require not only extraordinary efforts, but also a significant economic upturn in the majority of OECD countries by no later than the turn of year.

To paraphrase a famous British statesman, an optimist doesn't see the difficulty in every opportunity, but rather the opportunity in every difficulty. And you can count BASF among the optimists.